June 26, 2013

VIA EMAIL AND MAIL
Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc. Registration Statement on Form S-1 Submitted June 7, 2013 File No. 333-189186

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 19, 2013, regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”) submitted on June 7, 2013. A marked version of the proposed Amendment No. 1 to the Form S-1 (the “Amendment No. 1”) is enclosed herewith reflecting all changes from the previously filed Form S-1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-1

General

1.	Please file all your previous response letters via EDGAR.

Per the Staff’s comment, we have filed via EDGAR our previous response letters dated April 22, 2013 and June 7, 2013.

Cover Page

2.	You say on page 9 that investing in the company represents a “high” risk. Please revise the second paragraph to use the same term instead of “significant”.

We have revised the second paragraph on the cover page in response to the Staff’s comment.

Use of Market and Industrial Data, page 1

3.	Your filing should be prepared in the order required by Regulation S-K. The summary should follow the table of contents. This information appears to belong in the risk factor section.

We have deleted the paragraph captioned “Use of Market and Industrial Data” on page 1 of Amendment No. 1.

The Company
General, page 2

4.
If correct, revise to add the following to the first paragraph. “The control is in the form of contractual arrangements with the owners of Wujiang Luxiang whereby Wujiang Luxiang will pay a service fee approximating 100% of its net income to a wholly-owned subsidiary of CCC in exchange for Wujiang Luxiang’s approximate 62% ownership interest in CCC.” Disclose, if correct, that your plan is for this net income to be directly returned to Wujiang Luxiang to increase its capital and lending capacity. As a result, CCC will have no funds and will not pay dividends. We note the related disclosure at the bottom of page 2.

The description set forth in the Staff’s comment is not accurate. Wujiang Luxiang does not have any ownership interest in CCC and the Wujiang Luxiang Shareholders gave up their control of Wujiang Luxiang in exchange for ownership of CCC shares. Regarding the flow of funds referenced, WFOE is entitled to a service fee of approximately 100% of Wujiang Luxiang’s net income, which shall be paid to WFOE as determined by management of CCC from time to time. Any fee not so collected will be left in Wujiang Luxiang to increase its registered capital and lending and guarantee capacity. In addition, CCC has no plan to pay dividends.

5.
Revise the fourth or fifth paragraph to add the last sentence from the “Loan Renewal” section on page 60. In addition, disclose as of March 31, 2013, how much of the portfolio is over 12 months old (including renewals).

We have included additional disclosure on page 2 of Amendment No.1 per the Staff’s comments.

Business Strategy, page 2

6.
Revise to add a subsection for “CCC Investors” and discuss therein how the CCC investors will profit. In this regard, discuss the mechanics of the net income of Wujiang Luxiang, if, how, and when it will be transferred/paid to “WFOE” and paid as dividends to “CCC HK”, if, how, and when the net income will be up streamed to CCC and, CCC’s planned dividend policy. For each of these explanations, disclose that the owners of Wujiang Luxiang will own 62% of CCC and therefore will control all decisions. In addition, add a risk factor for “Control by Insiders” and the risk to public investors, or another similarly captioned risk factor.

We have included following additional disclosure on page 2 of Amendment No.1  in response to the Staff’s comments.

“Pursuant to the contractual arrangements between WFOE, Wujiang Luxiang and its shareholders, WFOE is entitled to a service fee of approximately 100% of Wujiang Luxiang’s net income, which shall be paid to WFOE as determined by management of CCC from time to time. WFOE will distribute such net income as dividends through the intermediary holding companies of CCC HK and CCC BVI, to CCC.  Mr. Qin, who is the sole director of WFOE, CCC HK and CCC BVI, controls all decisions with regard to distribution of dividends for such entities.  Mr. Qin, as the current sole director of CCC, also controls the dividend payment decision for CCC.  Upon consummation of this offering, Mr. Qin and other members of the Board of Directors of CCC will have the authority to decide CCC’s dividends policy.  CCC does not anticipate paying any dividends and therefore shareholders of CCC will only benefit by the increased value of their shares, if any for the foreseeable future.  As the 16 individuals who represent Wujiang Luxiang Shareholders will collectively beneficially own 62% of the issued and outstanding shares of common stock of CCC upon consummation of this offering, they will have the power to control CCC by shareholder actions, including but not limited to election of directors. However there is no written or oral voting or other agreements among the 16 individuals and they do not intend to hold the CCC shares as a group as defined in Section 13 (d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).   Therefore they may not practically be deemed to control CCC. The 16 PRC individuals each have their distinctive voting and dispositive power over the shares of CCC common stock beneficially owned by their BVI entities.”

Since the 16 individuals are not a group, we do not believe they create a risk to public investors. We added an additional risk factor on page 32 clarifying that the new investors will not have control of CCC due to the limited amount of shares they will own after consummation of this offering.

CCC, page 6

7.
As previously requested, please specifically state whether you plan to have any shareholder meetings, how often and where these will take place. Please also include this information in the next to last paragraph on page 20.

We have included additional disclosure on page 20 of Amendment No.1 in response to the Staff’s comments.

16 BVI Entities, page 6

8.	Revise the first paragraph to explain how the BVI’s will reduce taxes for the Chinese individuals.

We have included revised disclosure on page 6 of Amendment No.1 in response to the Staff’s comments.

Use of Proceeds, page 10

9.	Under “Dividend Policy”, it appears that the reference to “we,” that is CCC, should be to Wuijang Luxiang.

We have included revised disclosure on page 10 of Amendment No.1 to clarify that Wujiang Luxiang declared and paid dividends for the years 2009, 2010 and 2011 and did not declare any dividend for the year 2012.

Risks Related to Our Corporate Structure, page 25

10.
Given the significance of the advice received from Dacheng Law Firm, please include a consent from this law firm as an exhibit to the next pre-effective amendment. See section 7(a) of the Securities Act.

Dacheng’s consent will be filed as Exhibit 23.3 to the next pre-effective amendment.

11.
We note a recent article in the New York Times, dated June 3, 2013, by Neil Gough, entitled “In China, Ruling Raises concern of a Chill on Foreign Investment.” Please consider revising this section of the Risk Factors to mention the referenced court cases or explain to us why this would not be relevant to potential investors.

We have included revised disclosure on page 25 of Amendment No. 1 to mention the referenced court case.

Capitalization, page 35

12.	We note the tabular presentation of your capitalization table. Please address the following:

●	Reconcile the net cash proceeds of $15,496,000 as disclosed on page 33 with $15,706,000 recalculated from the “as adjusted” section of your capitalization table and revise accordingly.

We have revised the disclosure on page 35 of the Amendment No. 1 to reconcile the numbers referenced in the Staff’s comments.

●
We note disclosure on page 76 that your Series A and Series B preferred shares will automatically and without any action on the part of holder convert into issued and outstanding shares of common stock upon consummation of your stock offering. Please tell us how you considered this automatic conversion feature in your current presentation and revise as necessary.

We have revised the disclosure on page 35 of Amendment No. 1 to include pro forma information reflecting the conversion of the preferred shares.

Provision for Loan Losses, page 43

13.
We note your disclosure that during the three months ended March 31, 2013 there were several loans with principal of $8,447,427 overdue by three days, which were subsequently extended in May for another six months. Please address the following:

●
Tell us the subsequent performance and related financial statement impact of these loans during both the period from March 31, 2013 until they were extended in May and also their current status as of the date of your response.

As of March 31, 2013, we made a loan loss reserve of 2% of the outstanding balance of these loans.  The borrowers repaid the principal and interest in May.  Therefore, we will not need to make any loan loss reserve for these loans as of the end of June 2013.

●
Your current disclosure indicates that these loans were extended. Please clarify whether these loans were considered loan extensions or loan renewals based upon the definition of these terms as provided on page 60.

These loans are considered loan renewals as the borrower repaid the principal and interest in full in May and the borrower applied for renewal of the loan prior to maturity date of these loans.  We evaluated the borrowers’ financial condition before granting them the renewals.

Consolidated Statements of Income and Comprehensive Income, page F-3

14.
We note your response and revisions made to your filing as a result of comment 23 from our letter dated May 15, 2013. Please amend your filing to also disclose earnings per share for each of the fiscal years ended December 31, 2012 presented in the filing. Please also revise to include earnings per share information in your selected financial data beginning on page 34 as well as in your Management’s Discussion & Analysis section beginning on page 42 where you discuss your operating results for the periods presented.

We have included the earnings per share information in the Selected Financial Data on page 39 of Amendment No.1, in the Management’s Discussion & Analysis section on page ● and in the financial statements on page F-3 of Amendment No. 1.

Note 18. Capital Transaction, page F-22

15.
We note your response and revisions made to your filing as a result of comment 25 from our letter dated May 15, 2013. Based upon your disclosures on page F-23, it appears that the Series A and Series B preferred stock were purchased for $500 per share and $250 per share, respectively, during 2012 based on total proceeds received from these share offerings of $322,500 and $320,000, respectively. We also note your disclosure on page 76 that these shares will be converted into 1,290 and 5,120 shares of common stock upon consummation of this offering. Based on the estimated mid-point of the price in the share offering, $6.50 per share, this would equate to a total value after conversion of approximately $8,400 and $33,300, respectively. Given your disclosure on page 77 that “…the holders of Series A stock and Series B stock will receive an aggregate of $642, 500 worth of shares of common stock at the respective per share conversion prices, upon closing of this offering” please tell us the reasons for this discrepancy and revise to provide further details about the conversion terms for your preferred stock and the estimated number of shares of common stock to be issued upon conversion.

We have revised the disclosure on page 76 and F-23 of Amendment No. 1 to provide the correct estimated number of shares of common stock to be issued upon conversion of the Series A Stock and Series B Stock, which removes the discrepancy.

16.
As a related matter, your response to comment 25 from our letter dated May 15, 2013 states that there will be no repurchase of founder shares as a result of the conversion of your Series A and Series B preferred stock. However, your disclosures on both pages 76 and F-23 continue to indicate that these shares will convert into issued and outstanding shares of common stock beneficially owned by the founder shareholder (Regeneration). Please reconcile this apparent inconsistency in your filing. To the extent that these shares will be repurchased from the founder shareholder, please explain in detail how this repurchase will be recorded.

We believe the statements are not inconsistent. The conversion of Series A and Series B preferred stock into issued and outstanding shares of common stock held by Regeneration is not a repurchase of founder shares. The holders of Series A and Series B will not pay any additional consideration for such automatic conversion.

Unaudited Consolidated Financial Statements

Restatement of Prior Period Financial Statements, page F-32

17.	We note the disclosures related to the errors identified subsequent to the original issuance of your 2012 financial statements. Please address the following:

●
Tell us how you determined whether these errors impacted other periods in 2012 (i.e. quarterly and/or annual) as your current presentation only discloses the effect of the restatement for the three month period ended March 31, 2012. To the extent that the restatement issues you identify have impacted other periods, please provide us with your materiality analysis discussing both quantitative and qualitative factors considered in concluding that the correction of these errors was not material to any of the other periods.

The errors were discovered and corrected during the six months period ended June 30, 2012 and was found to only affect the three months ended March 31, 2012.

●
Tell us whether this correction of an error is included within your audited financial statements for the year ended December 31, 2012 as we note that these financial statements have not been restated and appear similar to those provided in your previous amendment.

The errors were discovered and corrected during the six months period ended June 30, 2012, therefore the audited financial statements for the year ended December 31, 2012 was not affected.

●
Also, we note your disclosure on page F-23 that the $220,032 of income tax expense recorded during 2012 was comparatively minimal to your 2011 net income. Please tell us how you considered the materiality of the impact of this adjustment on other metrics such as the income tax line item in your income statement in your determination that this error was not material to the financial statements for the year ended December 31, 2011.

Impact on Consolidated Balance Sheet  as at December 31, 2011

Individually, the $220,032 resulted in the tax receivable as of December 31, 2011 which was overstated by 40%.  However, as of December 31, 2011, the total assets of the Company were $94,556,429 and the tax receivable account constituted only 0.59% of the Company’s total assets. Therefore the 40% change in an individual account resulted in total assets being overstated by only 0.23%. Based on this the Company determined the error was not material.

Below is the data of the analysis:

As at December 31, 2011
Total Assets	$94,556,429
Tax receivable	$559,227

Impact on Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2011

Individually, the $220,032 resulted in the provision for income tax was understated by 18.48%. However, the net income after tax was overstated by only 2.65%.  Based on this, the Company determined the error was not material.

Below is the data of the analysis:

Year ended December 31, 2011
Net income before tax	$9,492,461
Provision for income taxes	$(1,190,556)
Net income after tax	$8,301,905

***********
We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Huichun Qin
Mr. Huichun Qin